                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2007
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                              United Mexican States
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                 Yes [ ] No [X]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                 Yes [ ] No [X]

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Petroleos Mexicanos


                                      By: /s/ Guadalupe Merino Banuelos
                                          --------------------------------------
                                          Guadalupe Merino Banuelos
                                          Associate Managing Director of Finance

Date: September 10, 2007


                           FORWARD-LOOKING STATEMENTS


      This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

            -     drilling and other exploration activities;

            -     import and export activities;

            - projected and targeted capital expenditures and other costs, commitments and revenues; and

            -     liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

            -     changes in international crude oil and natural gas prices;

            -     effects on us from competition;

            - limitations on our access to sources of financing on competitive terms;

            -     significant economic or political developments in Mexico;

            -     developments affecting the energy sector; and

            -     changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                                                                   JULY 31, 2007

                    PEMEX UNAUDITED FINANCIAL RESULTS REPORT
                               AS OF JUNE 30, 2007


                 PEMEX, Mexico's oil and gas company and the tenth largest integrated oil company in the world(1), announced its unaudited consolidated financial results as of June 30, 2007.

2Q07             + Total sales decreased by 5% as compared to the second quarter
FINANCIAL          of 2006, amounting to Ps. 277.6 billion in the second quarter
HIGHLIGHTS         of 2007, in pesos with June 30, 2007 purchasing power parity
                   (US$25.7 billion)(2)

                 + Income before taxes and duties increased by 8%, as compared to the second quarter of 2006, to Ps. 176.6 billion (US$16.4 billion)

                 + EBITDA decreased by 3%, as compared to the second quarter of
                   2006, to Ps. 217.9 billion (US$20.2 billion)

                 + Net income was Ps. 37.1 billion (US$3.4 billion) in the
                   second quarter of 2007, as compared to net income of Ps. 8.1 billion in the second quarter of 2006

                                    TABLE 1

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                           FINANCIAL RESULTS SUMMARY

                                    SECOND QUARTER (APR.-JUN.)                   SIX MONTHS ENDING JUN. 30,
                          -------------------------------------------   -------------------------------------------
                            2006      2007        CHANGE        2007      2006      2007        CHANGE        2007
                          -------   -------   -------------   -------   -------   -------   -------------   -------
                               (PS.MM)                        (US$MM)       (PS.MM)                        (US$MM)
TOTAL SALES               292,616   277,578    -5%  (15,039)   25,714   543,192   512,526    -6%  (30,665)  47,480
   Domestic Sales         141,564   147,181     4%    5,617    13,635   272,909   278,846     2%    5,937   25,832
   Exports                151,053   130,397   -14%  (20,656)   12,080   270,283   233,680   -14%  (36,603)  21,648
Cost of Sales             111,473   109,614    -2%   (1,859)   10,155   190,505   197,333     4%    6,829   18,281
GROSS PROFIT              181,144   167,963    -7%  (13,180)   15,560   352,687   315,193   -11%  (37,494)  29,199
Distribution and
   Administrative
   Expenses                17,050    19,664    15%    2,614     1,822    35,536    37,753     6%    2,218    3,497
CFC and other Expenses
   (Revenues)                 983   (28,255)        (29,238)   (2,618)   (1,890)  (22,464)        (20,573)  (2,081)
INCOME BEFORE TAXES AND
   DUTIES                 163,111   176,554     8%   13,444    16,356   319,041   299,903    -6%  (19,138)  27,783
Taxes and Duties          151,030   139,483    -8%  (11,546)   12,922   298,914   272,935    -9%  (25,979)  25,284
NET INCOME (LOSS)          12,081    37,071   207%   24,990     3,434    20,127    26,968    34%    6,841    2,498
EBITDA(1)                 225,213   217,935    -3%   (7,277)   20,189   412,808   386,751    -6%  (26,057)  35,828
   EBITDA/Financial
      Cost(2)                20.5      13.5                                17.2      14.6

* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

(1) Earnings Before Interests, Taxes, Depreciation and Amortization is a non US-GAAP measure, therefore we provide a reconciliaton with net income on page 19. This measure excludes the cost of the reserve for retirement payments.

(2)  Excludes capitalized interest.

Note: Numbers may not total due to rounding.

----------
(1)  Petroleum Intelligence Weekly ranking, December 2006.

(2) Amounts In US dollars are translated at the June 30, 2007, exchange rate of Ps. 10.7946 per dollar.


PEMEX Financial Results Report as of June 30, 2007.                         1/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

2Q07             + During the second quarter of 2007, total natural gas
OPERATIONAL        production was 14% higher than production during the second
HIGHLIGHTS         quarter of 2006

                 + On June 26, 2007, natural gas production registered an
                   unprecedented level of 6,299 million cubic feet (MMcf)

                 + As anticipated, crude oil production decreased by 163
                   thousand barrels per day (Mbd) or 5%, averaging 3,166 Mbd, due primarily to the decline in production of Cantarell, which was partially offset by a 76 Mbd production increase at the Ku-Maloob-Zaap asset.

OPERATING ITEMS

EXPLORATION AND PRODUCTION

CRUDE OIL        During the second quarter of 2007, as expected, crude oil
PRODUCTION       production averaged 3,166 Mbd, 5% less than the 3,329 Mbd
                 produced during the second quarter of 2006.

                 Production of heavy crude oil decreased by 8%, while light and extra-light crude oil production increased by 0.4% and 17%, respectively.

                 Heavy crude oil production decreased primarily due to the decline in production of the Cantarell asset, which was partially offset by a 76 Mbd production increase at the Ku-Maloob-Zaap asset, due to the installation of PB-KU-S platform in May 2007.

                 The increase in light and extra-light crude oil production resulted from the completion of wells in the Litoral de Tabasco project, located in the Southwestern Marine region.

                                    Table 2

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                       PRODUCTION OF LIQUID HYDROCARBONS

                      SECOND QUARTER (APR.-JUN.)    SIX MONTHS ENDING JUN.30
                      --------------------------   --------------------------
                       2006    2007     CHANGE      2006    2007     CHANGE
                      -----   -----   ----------   -------------   ----------
                          (MBD)                       (MBD)
Liquid hydrocarbons   3,778   3,593    -5%  (185)  3,781   3,586    -5%  (195)
   Crude oil          3,329   3,166    -5%  (163)  3,337   3,162    -5%  (175)
      Heavy           2,330   2,134    -8%  (196)  2,353   2,119   -10%  (233)
      Light             830     833   0.4%     3     815     846     4%    30
      Extra-light       169     199    17%    29     169     197    16%    28
   Natural gas
      liquids (1)       449     427    -5%   (22)    444     424    -5%   (20)

(1)  Includes condensates.

Note: Numbers may not total due to rounding.

NATURAL GAS      During the second quarter of 2007, natural gas production was
PRODUCTION       14% greater than the average production recorded in the second quarter of 2006. On June 26, 2007, natural gas production
                 registered a new record of 6,299 MMcf.

                 The increase in non-associated natural gas production, of 429
                 MMcfd, was primarily due to the activity in the Lankahuasa, Burgos and Veracruz projects, located in the Northern region.

                 The production of associated natural gas increased by 322
                 MMcfd, due to greater production from the Crudo Marino Ligero project located in the Southwestern Marine region and greater production from wells at Cantarell, in the transition zone of the gas-oil contact, in the Northeastern Marine region.

PEMEX Financial Results Report as of June 30, 2007.                         2/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

GAS FLARING      In the second quarter of 2007, gas flaring represented 5.8% of total natural gas production. The increase with respect to the second quarter of 2006 was primarily due to programmed
                 maintenance, increase in gas production with high nitrogen content in the Northeast Marine region, and downtime in
                 compression equipment in the Marine regions.

                                     TABLE 3

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                   PRODUCTION OF NATURAL GAS AND GAS FLARING

                         SECOND QUARTER (APR.-JUN.)     SIX MONTHS ENDING JUN. 30
                         --------------------------    ---------------------------
                            2006    2007    CHANGE        2006    2007     CHANGE
                           -----   -----   --------      -----   -----   --------
                              (MMCFD)                       (MMCFD)
Total                      5,281   6,033   14%  752      5,188   5,925   14%  737
   Associated              3,072   3,394   10%  322      3,048   3,336    9%  288
   Non-associated          2,210   2,639   19%  429      2,140   2,589   21%  449
Natural gas flaring          228     353   55%  125        195     325   66%  130
   Gas flaring / total       4.3%    5.8%                  3.8%    5.5%
      production

Note: Numbers may not total due to rounding.

COMPLETION       During the second quarter of 2007, PEMEX completed 169 new
OF WELLS         wells, 10 fewer than during the second quarter of 2006. Of the completed wells, 157 were development wells, 2 fewer than in the second quarter of 2006 due to a planned decrease in
                 drilling equipment at the Burgos project located in the
                 Northern region.

                 Exploratory wells drilled totaled 12, 8 fewer as compared to the second quarter of 2006. This decrease was a result of a decrease in drilling equipment at the Burgos project and reduced activity at the Lankahuasa, Campeche Oriente, Campeche
                 Poniente, and Crudo Ligero projects.

                 By June 30, 2007, the number of non-associated gas production wells was 2,993, a 9% increase as compared to the number of non-associated gas production wells operating at June 30, 2006.
                 This increase was due to the completion of wells in the Burgos and Veracruz projects located in the Northern Region.

                                    TABLE 4

       PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                    DRILLING ACTIVITY AND INVENTORY OF WELLS

                          SECOND QUARTER (APR.-JUN.)    SIX MONTHS ENDING JUN. 30
                          --------------------------   --------------------------
                           2006   2007     CHANGE       2006    2007     Change
                           ----   ----   ---------     -----   -----   ----------
                            (NUMBER OF                   (NUMBER OF
                              WELLS)                       WELLS)
Wells drilled               179    169    -6%  (10)      349     318     -9%  (31)
   Development              159    157    -1%   (2)      312     296     -5%  (16)
   Exploration              20      12   -40%   (8)       37      22    -41%  (15)
Total operating
   wells(1)                                            6,136   6,393      4%  257
   Injection                                             261     277      6%   16
   Production                                          5,875   6,116      4%  241
      Crude                                            3,118   3,123    0.2%    5
      Non associated
         gas                                           2,757   2,993      9%  236

(1)  As of June 30 of each year.

Note: Numbers may not total due to rounding.


PEMEX Financial Results Report as of June 30, 2007.                         3/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

SEISMIC       During the second quarter of 2007, the length covered by 2D
INFORMATION   seismic studies decreased 65%, while the area covered by 3D seismic studies increased by 54% as compared to the same quarter of 2006. The decrease in 2D studies was due to the delay in tendering the Almagres contract, and increase in 3D studies was due to greater availability of equipment for the acquisition of 3D seismic data.

                                     TABLE 5

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                                 SEISMIC STUDIES

                      SECOND QUARTER (APR.-JUN.)     SIX MONTHS ENDING JUN. 30
                      --------------------------   ----------------------------
                       2006   2007     CHANGE       2006    2007      CHANGE
                       ----   ----   ----------    -----   -----   ------------
SEISMIC INFORMATION
   2D (km)              306    106   -65%  (200)   3,632   1,432   -61%  (2,200)
   3D (km(2))           614    946    54%   332    7,305   3,075   -58%  (4,230)

Note: Numbers may not total due to rounding.

Numbers include seismic studies for both exploration and development.

DEEP WATER    To develop deep water activities, drilling equipment, with a
EXPLORATION   capacity for 3 thousand feet, is operating, also, three rigs have
PROGRAM       been installed, two for 7 thousand feet and one for 10 thousand feet, which will start operations by 2010.

              Currently, the Lalail 1 well is being drilled in water depths beyond 1,500 feet. This exploratory well has reached its scheduled depth.

DISCOVERIES   Our main discoveries during the second quarter of 2007 were:

                                    TABLE 6

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                                MAIN DISCOVERIES

SUCCESSFUL WELLS IN
PROJECT                   2Q07       GEOLOGIC AGE   INITIAL PRODUCTION                    TYPE
-------------------   ------------   ------------   --------------------   ----------------------------------
Burgos                Calibrador-1   Paleocene      3.4 MMcfd              Non associated gas
Juliva                Pache-l        Cretaceous     3.3 Mbd & 9.74 MMcfd   Associated gas & condensates
                      Tajon-1        Cretaceous     4.5 Mbd & 3.0 MMcfd    Associated gas & condensates


PEMEX Financial Results Report as of June 30,2007.                          4/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

CANTARELL     The main developments in Cantarell during the second quarter of
              2007 were the following:

              -    completion of 7 development wells,

              -    21 workovers,

              -    13 minor workovers,

              -    completion of the Takin A platform, and

              -    drilling of 2 horizontal wells.

              The program of events for the second half of 2007 includes the:

              - beginning of operations of pipelines at Takin A and Akal TQ platforms,

              -    completion of 18 development wells,

              -    drilling of 2 subsea completion wells,

              -    beginning of operations of two trains at the Nitrogen
                   Recovery Unit in Ciudad Pemex, each with a processing capacity of 300 MMcfd,

              - construction of crude and gas pipelines for the Akal DB and BN platforms, and

              -    completion of 3 horizontal wells.

KU MALOOB     On June 23, 2007, the Ku-Maloob-Zaap project registered a
ZAAP (KMZ)    production record of 563 Mbd after seven new wells started operations in May and June.

              During the second quarter of 2007, the PB-KU-S platform began operations, which permitted to increase crude production from KMZ to a level exceeding 500 Mbd. In addition four marine pipelines with a total length of 14.4 km were completed. Furthermore, on June 18, el Senor de Mar, a floating production, storage and offloading (FPSO) vessel, began operating.

              During the second half of the year, we expect to:

              - begin operations at PB-Zaap-C and PB-KU-H production platforms,

              -    complete five pipelines with a total length of 18.2 km,

              -    drill 12 development wells, and

              -    inject 300 MMcfd of nitrogen.

INTEGRATED    During the second quarter of 2007, Pemex-Exploration and
SERVICE       Production signed its first Integrated Service contract for crude
CONTRACTS     oil extraction with a private company.

              The Integrated Service Contract program aims to increase production in mature fields by 200 Mbd by 2011 through integration of reservoir engineering, infrastructure design and development of complementary works in a single contract. These new contracts differ from the Financed Work Contracts utilized by Pemex-Exploration and Production.

              The first Integrated Service contract was granted to Grupo Diavaz de Mexico for work in the Ebano-Panuco fiels, which still contain significant crude oil reserves.


PEMEX Financial Results Report as of June 30,2007.                          5/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

FINANCED      On May 15, 2007, Pemex-Exploration and Production announced the
PUBLIC WORK   solicitation of bids for the first of four contracts to assure
CONTRACTS     the integrity of hydrocarbon transport systems that it plans to
FOR           award through competitive bidding.
PIPEPLINES
              The first contract will be for an amount approximately US$414 million. Work should begin under the contract in January 2008.
              This work will take place in the pipelines and transportation facilities located in the states of Tabasco, Veracruz, Chiapas and Oaxaca, including the commercialization center of Palomas, the strategic storage center of Tuzandepetl, the Cardenas pumping center and more than 1,700 km of pipelines.

              This model is a novel structure to contract services for PEMEX. We expect it to provide:

              - assurance of safety during project execution, including maintenance and technical assistance;

              -    sharing best practices and technology during execution;

              - flexibility in execution with respect to rehabilitations, other concepts and optimization;

              -    alignment of interests based on performance indicators;

              -    improved corporate governance; and

              -    a sustainable development strategy.

2007-2011     In April 2007, PEMEX announced a plan for hiring vessels for
PLAN FOR      logistics and maintenance. The objective is to promote greater
HIRING        industry participation in the bidding process which will be
VESSELS       announced in the coming months and to specify the requirements for each vessel.


PEMEX Financial Results Report as of June 30, 2007.                         6/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

GAS AND BASIC PETROCHEMICALS

GAS
PROCESSING       During the second quarter of 2007, total on-shore natural gas
AND DRY GAS      processing increased by 7% as compared to the second quarter of
PRODUCTION       2006. This increase was attributable to a 26%, or 239 MMcfd, increase in sweet wet gas processing due to higher production in the Burgos Basin. The processing of sour wet gas increased by 64 MMcfd, primarily due to an increase in production from the Marine regions.

                 Consequently, during the second quarter of 2007, dry gas production increased by 8%. Natural gas liquids production, in contrast, decreased by 5% as compared to the same period of 2006, due to a reduction in the production of condensates from 99 to 79 Mbd.

                                     TABLE 7

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                  NATURAL GAS PROCESSED AND DRY GAS PRODUCTION

                                       SECOND QUARTER                SIX MONTHS
                                         (APR.-JUN.)               ENDING JUN. 30
                                  -------------------------    ------------------------
                                   2006    2007     CHANGE     2006    2007    CHANGE
                                  -----   -----   ---------   -----   -----   ---------
                                     (MMCFD)                    (MMCFD)
On-shore gas processed            4,123   4,426    7%   303   4,070   4,397    8%   327
   Sour wet gas                   3,214   3,278    2%    64   3,234   3,263    1%    30
   Sweet wet gas                    909   1,148   26%   239     837   1,134   36%   297

Production
   Dry gas                        3,386   3,643    8%   257   3,335   3,644    9%   309
   Natural gas liquids (Mbd)(1)     449     427   -5%   (22)    444     424   -5%   (20)

(1)  Includes other streams to fractionation.

Note: Numbers may not total due to rounding.

INFRASTRUCTURE   By the end of June 2007, the construction of cryogenic plants 5
PROJECTS         and 6 in the Burgos Gas Processing Center was 18% completed, 7%
                 ahead of schedule. This was due to acceleration of purchase orders of key equipment. The construction of the foundations of the four storage tanks was concluded.

                 Construction continues in the Emiliano Zapata compression station in the state of Veracruz. The project includes a 48 inch bypass of 20 km to the city of Jalapa. By the end of June, the station was 84% complete and the bypass was 46% complete. It is estimated that the works will be concluded in the first half of 2008.


PEMEX Financial Results Report as of June 30, 2007.                         7/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

REFINING

PROCESSING       During the second quarter of 2007, total crude oil processing decreased by 2%, as compared to the same period of the previous year. The decrease was due primarily to scheduled maintenance in the primary plants.

                 Heavy crude oil processing decreased by 9%, while light crude oil processing increased by 2% during the second quarter of 2007. This reflected our strategy to maximize diesel and gasoline production and minimize fuel oil production.

                                    TABLE 8

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                              CRUDE OIL PROCESSING


                        SECOND QUARTER            SIX MONTHS ENDING
                         (APR.-JUN.)                   JUN. 30
                  -------------------------   -------------------------
                   2006    2007     CHANGE     2006    2007    CHANGE
                  -----   -----   ---------   -----   -----   ---------
                      (MBD)                       (MBD)
Total processed   1,311   1,283   -2%   (28)  1,288   1,305    1%    16
   Heavy Crude      514     470   -9%   (44)    517     493   -5%   (23)
   Light Crude      737     814    2%    16     771     511    5%    40

Note: Numbers may not total due to rounding.

CAPACITY         As a consequence of the decrease in our crude oil processing
UTILIZATION      during the second quarter of 2007, our primary distillation capacity utilization rate decreased from 85.9% to 84.2%.

PRODUCTION       During the second quarter of 2007, production of refined
                 products decreased by 23 Mbd, as compared to the same period of 2006, falling to an average of 1,548 Mbd.

                 Fuel oil production decreased by 3% as a result of lower crude processing. Due to the processing of intermediate products in inventory, gasoline production decreased by 0.2%, whereas diesel production increased by 1%.

                                    TABLE 9

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                               REFINING PRODUCTION

                                            SECOND QUARTER             SIX MONTHS ENDING
                                              (APR.-JUN.)                   JUN. 30
                                      --------------------------   -------------------------
                                       2006    2007     CHANGE      2006    2007     CHANGE
                                      -----   -----   ----------   -----   -----   ---------
                                          (MBD)                        (MBD)
Total production                      1,571   1,548     -1%  (23)  1,556   1,566    1%    10
   Gasolines                            460     459   -0.2%   (1)    455     466    2%    11
   Fuel oil                             329     318     -3%  (11)    331     319   -4%   (12)
   Diesel                               332     334      1%    2     324     342    6%    18
   Liquefied petroleum gas (LPG)(1)     249     236     -5%  (13)    248     237   -4%   (11)
   Jet Fuel                              68      67     -2%   (1)     65      68    3%     2
   Other(2)                             133     134      1%    1     132     134    1%     2

(1) Excludes butilene and propilene and includes isobutanes from Pemex - Gas and bulane from Pemex - Petrochemicals

(2)  Includes mainly paraffines, furfural extract and aeroflex.

Note: Numbers may not total due to rounding.


PEMEX Financial Results Report as of June 30, 2007.                         8/33

                                 www.Pemex.Com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

VARIABLE         In the second quarter of 2007, PEMEX's variable refining
REFINING         margin(3) increased by 17%, as compared to the second quarter
MARGIN           of 2006, from US$10.5 to US$6.9 per barrel, primarily as a result of higher international prices of refined products.

FRANCHISES       From June 30, 2006 to June 30, 2007, the number of franchised gas stations rose by 5%, to 7,690 from 7,340 franchises as of June 30, 2006.

----------
(3) The variable refining margin is an estimate of the operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, auto consumption (fuel oil and natural gas used to operate the refineries), and auxiliary services (electric power, water and catalysts).


PEMEX Financial Results Report as of June 30, 2007.                         9/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

PETROCHEMICALS

PRODUCTION       During the second quarter of 2007, total petrochemicals
                 production was 3,169 thousand tons (Mt), 14% greater than
                 production recorded in the same quarter of 2006. This increase was primarily driven by:

                    - higher production of methane derivatives and byproducts, primarily due to greater production of ammonia to satisfy the increase in demand for urea production; and

                    - an increase in production of ethane derivatives, due to higher production of vinyl chloride resulting from a decrease in downtimes.

                 This increase was partially offset by a decrease in ethylene oxide production, due to lower catalyst activity.

                                    TABLE 10

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                          PRODUCTION OF PETROCHEMICALS

                                     SECOND QUARTER             SIX MONTHS ENDING
                                      (APR.-JUN.)                    JUN. 30
                               -------------------------   --------------------------
                                2006    2007     CHANGE     2006    2007     CHANGE
                               -----   -----   ---------   -----   -----   ----------
                                    (MT)                        (MT)
Total production               2,790   3,169    14%  379   5,415   6,122     13%  706
   Methane derivatives
      Ammonia                    131     183    40%   52     340     363      7%   23
      Methanol                    26            --    --      49             --    --
   Ethane derivatives
      Ethylene                   282     278    -1%   (4)    541     541   -0.1%   (1)
      Ethylene oxide              95      85   -11%  (10)    175     179      2%    4
      Low density
         polyethylene             90     102    12%   11     169     176      4%    8
      High density
         polyethylene             46      40   -13%   (6)     83      85      2%    2
      Vinyl chloride              53      73    37%   20     104     113      9%    9
   Aromatics and derivatives
      Toluene                     62      50   -19%  (12)     87     103     18%   16
      Ethylbenzene                34      46    37%   13      64      84     31%   20
      Benzene                     38      32   -16%   (6)     54      68     25%   13
   Propylene and derivatives
      Polypropylene               88      93     6%    5     169     172      2%    3
   Others (1)                  1,844   2,185    18%  340   3,580   4,238     18%  657

(1) Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, chlorhydric acid, murialic acid, hexane, heptanes and others.

Note: Numbers may not total due to rounding.


PEMEX Financial Results Report as of June 30, 2007.                        10/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

INTERNATIONAL TRADE(4)

CRUDE OIL        During the second quarter of 2007, crude oil exports averaged
EXPORTS          1,725 Mbd, 5% less than the volume recorded during the second quarter of 2006, as a result of lower crude oil production.

                 Approximately 88% of total crude oil exports were heavy crude oil (Altamira and Maya); the remainder were light and extra-light crude oil (Isthmus and Olmeca).

                 79% of total crude oil exports were delivered to the United States, while the remaining 21% was distributed among Europe (12%), the rest of the Americas (8%) and the Far East (1%).

                 The weighted average export price of the Mexican crude oil basket was US$56.7 per barrel in the second quarter of 2007, 0.3% higher than the weighted average price of US$56.5 per barrel in the second quarter of 2006.

REFINED          Exports of refined products averaged 167 Mbd, 25% fewer than
PRODUCTS AND     during the second quarter of 2006, primarily due to a decrease
PETROCHEMICALS'  in sales of fuel oil and long residue. Naftas and long residue
EXPORTS          were the main exported refined products.

                 Petrochemical exports totaled 5 Mt, a decrease of 2% due to lower sales volume of ethane derivatives. Sulphur and ammonia were the main exported products.

NATURAL GAS      As a consequence of the increase in natural gas production,
EXPORTS          exports reached 163 MMcfd during the second quarter of 2007, as compared to 2 MMcfd during the same period in 2006.

                                    TABLE 11

       PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                                   EXPORTS(1)

                                 Second quarter             Six months ending
                                  (Apr.-Jun.)                    Jun. 30
                           -------------------------   ---------------------------
                            2006    2007     Change     2006    2007      Change
                           -----   -----   ---------   -----   -----   -----------
Crude oil (Mbd)(2)
   Total                   1,813   1,725    -5%  (88)  1,908   1,718    -10%  (190)
      Heavy                1,571   1,511    -4%  (60)  1,585   1,485     -6%  (100)
      Light                   40      34   -13%   (5)     89      31    -65%   (58)
      Extra-light            202     180   -11%  (23)    234     202    -14%   (32)
   Average price (US$/b)    56.5    56.7   0.3%  0.2   53.16   52.32     -2%  (0.8)
Natural Gas (MMcfd)            2     163         161
Refined products (Mbd)       221     167   -25%  (55)    192     191   -0.3%    (1)
Petrochemicals (Mt)          229     224    -2%   (5)    433     408     -6%   (25)

(1)  Source: PMI. Does not include third party operations by PMI.

(2)  Excludes the volume of crude oil under processing agreements.

----------
*    According to data provided by PMI Comercio Internacional (PMI).


PEMEX Financial Results Report as of June 30, 2007.                        11/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

IMPORTS In the second quarter of 2007, natural gas imports averaged 346 MMcfd, 41% less than those recorded during the same period in 2006, due primarily to higher natural gas production by PEMEX.

                 Imports of refined products increased by 20%, from 410 to 494 Mbd. This increase was primarily attributable to greater imports of gasoline, low-sulphur fuel oil and diesel.

                 Petrochemical imports increased by 16%, to 99 Mt, primarily due to greater domestic demand for methanol. The main imported products were methanol and ethylene.

                                    TABLE 12

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                                   IMPORTS(1)

                                 SECOND QUARTER            SIX MONTHS ENDING
                                  (APR.- JUN.)                  JUN. 30
                            ------------------------   ------------------------
                            2006   2007     CHANGE     2006   2007     CHANGE
                            ----   ----   ----------   ----   ----   ----------
Natural gas (MMcfd)          589    346   -41%  (243)   479    337   -30%  (142)
Refined products (Mbd)(2)    410    494    20%    83    430    454     6%    24
Petrochemicals (Mt)           86     99    16%    13    223    205    -8%   (18)

(1) Source: PMI except natural gas imports. Does not consider third party trading operations by PMI.

(2) Includes the volume of imported products under processing agreements. Also includes 81 Mbd and 87 Mbd of LPG for the first quarters of 2006 and 2007, respectively.


PEMEX Financial Results Report as of June 30, 2007.                        12/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

FINANCIAL RESULTS AS OF JUNE 30, 2007

SALES

TOTAL SALES   During the second quarter of 2007, total sales decreased by 5% in constant pesos, as compared to the second quarter of 2006, from Ps. 292.6 billion to Ps. 277.6 billion. This decrease was primarily due to lower crude oil exports.

DOMESTIC      During the second quarter of 2007, domestic sales increased by 4%,
SALES         as compared to the second quarter of 2006 from Ps. 141.6 billion to Ps. 147.2 billion. The increase was a result of the following:

              - Natural gas sales increased by 6%, from Ps. 20.7 billion to Ps. 21.9 billion, due to an increase in the average price of natural gas from US$6.43 to US$7.12 per million British Thermal Unit (MMBtu), which was only partially offset by a 1% decrease in the volume of natural gas sold, from 3,078 MMcfd to 3,039 MMcfd.

              - Sales of refined products increased by 3%, from Ps. 115.3 billion to Ps. 119.2 billion. The volume of refined products sales increased by 5%, from 1,748 Mbd to 1,841 Mbd.

              - Petrochemical product sales increased by 7%, from Ps. 5.6 billion to Ps, 6.0 billion, primarily as a result of a 9% increase in volume, from 952 Mt to 1,041 Mt.

                                    TABLE 13

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                                 DOMESTIC SALES*

                                 Second quarter (Apr.-Jun.)                   Six months ending Jun. 30,
                         ------------------------------------------   ------------------------------------------
                           2006      2007       Change        2007      2006      2007       Change        2007
                         -------   -------   ------------   -------   -------   -------   ------------   -------
                              (PS.MM)                       (US$MM)        (PS. MM)                      (US$MM)
DOMESTIC SALES           141,564   147,181      4%  5,617    13,635   272,909   278,846     2%   5,937    25,832
   Natural gas            20,651    21,929      6%  1,277     2,031    40,400    40,679     1%     279     3,768
      Refined products   115,284   119,206      3%  3,922    11,043   221,767   226,666     2%   4,899    20,998
         Gasoline         59,013    62,281      6%  3,268     5,770   111,679   116,759     5%   5,080    10,816
         Diesel           23,265    24,129      4%    864     2,235    45,058    46,390     3%   1,332     4,298
         LPG              12,802    12,745   -0.4%    (57)    1,181    26,715    26,803   0.3%      88     2,483
         Other            20.204    20,050     -1%   (154)    1,857    38,315    36,714    -4%  (1,602)    3,401
   Petrochemical           5,628     6,046      7%    418       560    10,742    11,501     7%     760     1,065

* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP -issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding

                                    TABLE 14

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITLES AND SUBSIDIARY COMPANIES
                            VOLUME OF DOMESTIC SALES

                      SECOND QUARTER (APR.-JUN.)   SIX MONTHS ENDING JUN. 30
                      --------------------------   -------------   ---------
                        2006    2007    CHANGE       2006   2007     CHANGE
                       -----   -----   --------     -----   -----   --------
Natural gas (MMcfd)    3,078   3,039   -1%  (39)    2,901   2,973    2%   72
Refined products       1,748   1,841    5%   93     1,771   1,835    4%   64
   (Mbd)
   Gasoline              714     757    6%   43       707     750    6%   43
   Diesel                352     361    3%    9       343     355    3%   11
   LPG                   289     282   -2%   (7)      305     301   -1%   (4)
   Other                 393     440   12%   48       416     430    3%   14
Petrochemicals (Mt)      952   1,041    9%   89     1,870   2,047    9%  177

Note: Numbers may not total due to rounding.


PEMEX Financial Results Report as of June 30, 2007.                        13/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

EXPORTS During the second quarter of 2007, export sales totaled Ps. 130.4 billion (US$12.1 billion), 14% less than the exports recorded in the second quarter of 2006, of Ps. 151.1 billion. The decrease was a result of the following:

              - Crude oil and condensates export sales decreased by 14%, from Ps. 134.4 billion to Ps. 115.3 billion, primarily as a result of a 5% decrease in the volume of crude oil exports, from 1,813 Mbd to 1,725 Mbd, and a 0.3% increase in the weighted average crude oil export price, from US$ 56.5 to US$ 56.7 per barrel.

              - Natural gas export sales increased from Ps. 0.02 billion to Ps. 1.7 billion, due to an increase in natural gas production.

              - Refined products export sales decreased by 20%, from Ps. 15.6 billion to Ps. 12.6 billion, while the volume of exports of refined products decreased by 25%, from 221 to 167 Mt

              - Petrochemical products export sales decreased by 22%, from Ps. 1.0 to Ps. 0.8 billion, and the volume of petrochemical exports decreased by 2%, from 229 to 224.(5)


                                    TABLE 15

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                                     EXPORTS

                                    SECOND QUARTER (APR.-JUN.)                     SIX MONTHS ENDING JUN. 30,
                            -------------------------------------------   -------------------------------------------
                              2006      2007        CHANGE        2007      2006      2007        CHANGE        2007
                            -------   -------   -------------   -------   -------   -------   -------------   -------
                                 (PS.MM)                        (US$MM)        (PS.MM)                        (US$MM)
TOTAL EXPORTS               151,053   130,397   -14%  (20,658)   12,080   270,283   233,680   -14%  (36,603)   21,648
   Crude oil and
      condensates           134,385   115,319   -14%  (19,046)   10,683   244,117   205,169   -16%  (38,948)   19,007
   Natural gas                   17     1,702           1,685       158       284     3,175           2,892       294
   Refined products          15,647    12,573   -20%   (3,074)    1,165    24,218    23,886    -1%     (332)    2,213
   Petrochemical products     1,023       802   -22%     (221)       74     1,664     1,450   -13%     (214)      134

* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding,

----------
(6) Since the composition of imports and exports of petrochemical products differs, the effect of changes in prices may be different for imports and exports.


PEMEX Financial Results Report as of June 30, 2007.                        14/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

COSTS AND OPERATING EXPENSES

TOTAL AMOUNT   In the second quarter of 2007, costs and operating expenses increased by 1%, or Ps. 0.8 billion, as compared to the second quarter of 2006, to Ps. 129.3 billion (US$12.0 billion),
               primarily due to higher product purchases, which were partially offset by lower depreciation and amortization expenses.

COST OF        In the second quarter of 2007, cost of sales decreased by 2%, or
SALES          Ps. 1.9 billion, as compared to the second quarter of 2006, to
               Ps. 109.6 billion (US$10.2 billion). The decrease was the result of the following:

               - a decrease of Ps. 7.7 billion in operating expenses, primarily due to lower exports,

               - a decrease of Ps. 4.2 billion in depreciation and amortization expenses, and

               -    an increase of Ps. 10.3 billion in product purchases.

DISTRIBUTION   During the second quarter of 2007, distribution expenses
EXPENSES       increased by 9%, from Ps, 5.6 billion to Ps. 6.1 billion (US$0.6 billion), primarily due to an increase in the reserve for
               retirement payments, pensions and seniority premiums.

ADMINIS-       During the second quarter of 2007, administrative expenses
TRATIVE        increased from Ps. 11.5 billion to Ps. 13.6 billion (US$1.3
EXPENSES       billion), primarily due to the effect of the reserve for
               retirement payments, pensions and seniority premiums.

COST OF THE    During the second quarter of 2007, the cost of the reserve for
RESERVE FOR    retirement payments, pensions and indemnities increased from Ps.
RETIREMENT     17.9 to Ps. 20.1 billion.(6)
PAYMENTS

OPERATING INCOME

               In the second quarter of 2007, operating income totaled Ps. 148.3 billion (US$13.7 billion), 10% less than operating income for the second quarter of 2006 of Ps. 164.1 billion.

----------
* This cost is distributed among cost of sales, distribution expenses and administrative expenses.


PEMEX Financial Results Report as of June 30. 2007.                        15/33

                                  www.psmex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS


COMPREHENSIVE FINANCING COST

TOTAL AMOUNT     During the second quarter of 2007, comprehensive financing cost decreased by Ps. 18.7 billion from Ps. 23.3 billion to Ps. 4.6 billion (US$0.4 billion). This reduction resulted from:

                 -    a decrease of Ps. 19.2 billion in foreign exchange loss,

                 -    a decrease of Ps. 5.0 billion in monetary loss, and

                 - an increase of Ps. 5.5 billion in net interest and financial products expense.

NET INTEREST     In the second quarter of 2007, net interest and financial
AND FINANCIAL    products expense by increased by 87%, from Ps. 6.3 to Ps. 11.7
PRODUCTS(7)      billion (US$1.1 billion).

                 Interest expense increased by Ps. 5.2 billion, while interest income decreased by Ps. 0.3 billion.

FOREIGN          In the second quarter of 2007, PEMEX recorded a net foreign
EXCHANGE LOSS    exchange gain of Ps. 8.0 billion (US$0.7 billion), as compared to the a net foreign exchange loss of Ps. 11.2 billion in the second quarter of 2006.

                 The reversal from a foreign exchange loss to a foreign exchange gain was primarily a consequence of the 2.2% appreciation of the peso-dollar exchange rate during the second quarter of 2007, in contrast to the 3.6% depreciation recorded during the same period of 2006.

MONETARY GAIN    In the second quarter of 2007, monetary loss was Ps. 0.8
                 billion (US$0.1 billion), representing a decrease of Ps. 5.0 billion as compared to the second quarter of 2006.


                                    TABLE 16

       PETROLEOS MEXICANOS, SUBSIDIARY ENTITLES AND SUBSIDIARY COMPANIES
                          COMPREHENSIVE FINANCING COST

                                         SECOND QUARTER (APR. - JUN.)                 SIX MONTHS ENDING JUN. 30,
                                  -----------------------------------------   -----------------------------------------
                                   2006     2007        CHANGE        2007     2006     2007        CHANGE        2007
                                  ------   ------   ---   -------   -------   ------   ------   ---   -------   -------
                                      (PS. MM)                      (US$MM)       (PS. MM)                      (US$MM)
COMPREHENSIVE FINANCING COST      23,274    4,553   -80%  (18,721)     422    27,049   14,737   -46%  (12,312)   1,365
   Financial income**             (4,732)  (4,463)   -6%      270     (413)   (9,881)  (9,521)   -4%      361     (882)
   Financial cost**               11,000   16,187    47%    5,186    1,499    23,941   26,564    11%    2,622    2,461
   Foreign exchange loss (gain)   11.230   (7,964)        (19,194)    (738)   15,691     (158)        (15,850)     (15)
   Monetary loss (gain)            5,777      794   -86%   (4,983)      74    (2,702)  (2,148)  -21%      554     (199)

* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

** The financial cost and financial income include the effect of financial derivatives.

Note: Numbers may not total due to rounding.

----------
(7)  Includes the effect of financial derivatives.


PEMEX Financial Results Report as of June 30, 2007.                        16/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

OTHER REVENUES

                 In the second quarter of 2007, other net revenues totaled Ps.
                 32.8 billion (US$3.0 billion), as compared to Ps. 22.3 billion during the second quarter of 2006, primarily due to revaluation of market positions.

INCOME BEFORE TAXES AND DUTIES

                 During the second quarter of 2007, income before taxes and duties was Ps. 176.6 billion (US$16.4 billion), as compared to Ps. 163.1 billion recorded in 2006. The 8% increase resulted from:

                 - a decrease of Ps. 18.7 billion in comprehensive financing cost,

                 -    a decrease of Ps. 15.8 billion in operating income

                 -    an increase of Ps. 10.5 billion in other net revenues.

TAXES AND DUTIES(8)

TOTAL AMOUNT

                 During the second quarter of 2007, taxes and duties paid decreased by 8% in real terms, from Ps. 151.0 billion in the second quarter of 2006 to Ps, 139.5 billion, primarily due to lower crude oil exports.(9)

----------
(8) Since January 1, 2006, PEMEX has been subject to a new fiscal regime, As a result of this new tax regime, taxes and duties as a percentage of total sales decreased from 59% in 2006 to 57% in 2007. However, this figure Still positions PEMEX among the all companies with the highest tax burden worldwide. PEMEX - Exploration and Production's tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico's Income Tax Law. The most important duty paid by PEMEX Exploration and Production is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi Operating profit. In addition to the payment of the OHD, PEMEX -Exploration and Production pays other duties.

(9)  Under the current fiscal regime the Special Tax on Production and Services
     (IEPS) applicable to gasoline and diesel is regulated under the Federal income Law. PEMEX is an intermediate between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the public price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX ia referenced to that of an efficient refinery in the Gulf of Mexico.


PEMEX Financial Results Report as of June 30, 2007.                        17/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

                                    TABLE 17

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                                TAXES AND DUTIES

                                          SECOND QUARTER (APR. - JUN.)                 SIX MONTHS ENDING JUN. 30,
                                   -----------------------------------------   ---------------------------------------
                                     2006      2007       CHANGE       2007      2006     2007      CHANGE       2007
                                   --------  -------  --   --------  -------   -------  -------  --   -------   ------
                                        (PS. MM)                     (US$MM)        (PS. MM)                   (US$MM)
TOTAL TAXES AND DUTIES              151,030  139,483  -8%   (11,546)  12,922   298,914  272,935  -9%  (25,979)  25,284
   Hydrocarbon duties               144,794  135,250  -7%    (9,120)  12,529   288,454  265,467  -8%   21,011   24,593
      Ordinary hydrocarbons         255,748  118,838       (136,909)  11,009   255,748  232,602       (23,146)  21,548
      duty

      Duty on crude oil                  23       --            (23)      --        23       --           (23)      --
      extraction

      Extraordinary duty on
      crude oil exports               8,650    1,731         (6,919)     160     8,650    4,047        (4,604)     375

      Hydrocarbons duty for the
      oil revenues stabilization
      fund                           23,919   15,226         (8,693)   1,411    23,919   28,979         5,060    2,685

      Duty on hydrocarbons for
      the fund for scientific
      and technological research
      on energy                         212      101           (111)       9       212      195           (17)      18

      Duty for fiscal monitoring
      of oil activities                  13        6             (7)       1        13       12            (1)       1

      Inflation recognition        (143,770)    (652)       143,117      (60)     (110)    (366)         (256)     (34)

   Excess gains duty                  2,524       --         (2,524)      --     4,292       --        (4,292)      --

   Other taxes and duties(1)          3,711    4,233  14%       522      392     6,168    7,468   21%   1,300      692

* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

(1)  Includes provisions.

Note: Numbers may not total due to rounding.

NET INCOME

                 During the second quarter of 2007, PEMEX recorded net income of Ps. 37.1 billion (US$3.4 billion), this increase is primarily explained by:

                 -    a Ps. 20.0 billion Special Tax on Production and Services
                      (IEPS) credit,

                 - an Ps. 8.0 billion increase in foreign exchange gains, due to the peso appreciation (2.2%) during the second quarter of 2007.

EBITDA

                 During the second quarter of 2007, Earnings Before Interests, Taxes, Depreciation and Amortization, EBITDA, decreased by 3%, from Ps. 225.2 billion in the second quarter of 2006, to Ps.
                 217.9 billion (US$20.2 billion).


PEMEX Financial Results Report as of June 30, 2007.                        18/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

                                    TABLE 18

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                              EBITDA RECONCILIATION

                                                 Second quarter (Apt. - Jun.)                    Six months ending Jun. 30,
                                        --------------------------------------------    --------------------------------------------
                                          2006      2007        Change         2007      2006       2007        Change        2007
                                        -------   -------   --------------   -------    -------   -------   --------------   -------
                                             (Ps.mm)                         (US$mm)         (Ps. mm)                        (US$mm)
                                        -----------------                    -------    -----------------                    -------
Net Income (loss)                        12,081    37,071   207%    24,990     3,434     20,127    26,968    34%     6,841     2,498
+ Taxes and duties                      151,030   139,483    -8%   (11,546)   12,922    298,914   272,935    -9%   (25,979)   25,284
+ Comprehensive financing cost           23,274     4,553   -80%   (18,721)      422     27,049    14,737   -46%   (12,312)    1,365
+ Depreciation and amortization          20,889    16,730   -20%    (4,159)    1,550     30,800    31,916     4%     1,116     2,957
   Cost of the reserve for retirement
+ payments                               17,939    20,098    12%     2,159     1,862     35,918    40,195    12%     4,277     3,724
EBITDA                                  225,213   217,935    -3%    (7,277)   20,189    412,808   386,751    -6%   (26,057)   35,828

* Derived from unaudited consolidated Financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS))-formerly Mexican GAAP - issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding.

TOTAL ASSETS

                 As of June 30, 2007, our assets totaled Ps. 1,248.1 billion (US$115.6 billion), representing an 8% increase, or Ps. 90.4 billion, as compared to total assets as of June 30, 2006. The variation in the components of total assets were as follows:

                 - cash and cash equivalents increased by 70%, or Ps. 71.0 billion,

                 - properties and equipment increased by 7%, or Ps. 46.5 billion,

                 -   accounts receivable decreased by 14%, or Ps. 25.2 billion,

                 -   other assets decreased by 6%, or Ps. 6.9 billion,

                 - the value of inventories increased by 5%, or Ps. 3.1 billion, and

                 - the value of financial derivative instruments increased by 39%, or Ps. 1.8 billion.

TOTAL LIABILITIES

TOTAL AMOUNT     During the second quarter of 2007 total liabilities increased by 1% as compared to the second quarter of 2006, to Ps.
                 1,175.8 billion (US$108.9 billion).

                 - short-term liabilities increased by 23%, or Ps. 33.9 billion to Ps. 182.5 billion (US$16.9 billion), primarily as a result of an increase in taxes and in the current portion of long- term debt, which was previously contracted; and

                 - long-term liabilities decreased by 3%, or Ps. 26.4 billion to Ps. 993.3 billion (US$92.0 billion), primarily due to a reduction in long-term debt.

RESERVE FOR      The reserve for retirement payments increased by 16%, from Ps.
RETIREMENT       417.7 billion to Ps. 483.4 billion (US$44.8 billion).
PAYMENTS

PEMEX Financial Results Report as of June 30, 2007.                        19/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

EQUITY

                 Equity increased by Ps. 82.9 billion, from Ps. (10.6) billion at June 30, 2006 to Ps. 72.3 billion (or US$ 6.7 billion), at June 30, 2007. The increase in equity was due to:

                 - a decrease of Ps. 53.0 billion in cumulative net losses, due to net income generated in the second half of 2006 and 2007,

                 -   a payment from the government to PEMEX in the amount of Ps.
                     46.6 billion, paid in accordance with the Federal Expenditure Budget for the 2006 fiscal year,

                 - a decrease of Ps. 18.3 billion due to the negative effect of the increase in reserve for retirement payments,

                 - an increase of Ps. 0.9 billion due in the restatement of equity. This item is linked to the restatement of fixed assets, and

                 - an increase of Ps. 0.7 billion in comprehensive income due to the application of Bulletin C-10 "Derivative Financial Instruments and Hedging Operations".

                                    TABLE 19

       PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                                     EQUITY

                                                               AS OF JUNE 30,
                                              ------------------------------------------------
                                                2006       2007          CHANGE         2007
                                              --------   --------   ----------------   -------
                                                     (Ps.mm)                           (US$mm)
TOTAL EQUITY                                   (10,610)    72,299             82,909     6,698
   Certificates of contribution "A"             93,927     93,926               (0.2)    8,701
   Mexican Government increase in equity of
      Subsidiary Entities                       82,558    129,177     56%     46,619    11,967
   Effect of the reserve for retirement
      payments                                 (28,534)   (46,816)    64%    (18,282)   (4,337)
   Comprehensive income                         (2,299)    (1,607)   -30%        692      (149)
   Restatement of equity                       159,052    159,918      1%        866    14,815
   Accumulated net income (losses)            (315,313)  (262,299)   -17%     53,014   (24,299)
      From prior years                        (335,440)  (289,267)   -14%     46,173   (26,797)
      Net income (loss) for the period          20,127     26,968              6,841     2,498

* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP-issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding.

CHANGES IN FINANCIAL POSITION

FUNDS PROVIDED   Funds provided by operating activities totaled Ps. 64.5 billion
BY OPERATING     (US$6.0 billion) in the second quarter of 2007, as compared to
ACTIVITIES       Ps. (47.3)billion in the second quarter of 2006. The Ps. 111.8 billion increase was primarily due to an increase in accounts payable to suppliers.

FUNDS PROVIDED   Funds provided by financing activities totaled Ps. (23.4)
BY FINANCING     billion (US$ 2.2 billion), as compared to Ps. 70.7 billion in
ACTIVITIES       the second quarter of 2006. The Ps. 94.2 billion decrease was primarily due to a reduction in bank loans and securities.

FUNDS USED       Funds used in investing activities totaled Ps. 58.1 billion
IN INVESTING     (US$5.4 billion), as compared to Ps.(58.2) billion in the
ACTIVITIES       second quarter of 2006, primarily due to acquisition of
                 property, plants and equipment.

PEMEX Financial Results Report as of June 30, 2007.                        20/33

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

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

INVESTING AND FINANCING AND ACTIVITIES

INVESTING ACTIVITIES(10)

2007 Estimated investments for 2007 total Ps. 172.4 billion (US$15.4 billion), out of which PIDIREGAS investments represent Ps.
                 154.8 billion (US$13.8 billion)(11).

                 The allocation of total investments by subsidiary entity is as follows:

                      -   Ps. 137.2 billion for Exploration and Production(12),

                      -   Ps. 15.3 billion for Refining,

                      -   Ps. 1.3 billion for Gas and Basic Petrochemicals, and

                      -   Ps. 1.0 billion for Petrochemicals.

                      Additionally, Ps. 0.4 billion for Corporate.

                 These amounts are subject to budgetary adjustments.

FINANCING REQUIREMENTS

FINANCING        This program will be financed by fundraising US$1.0 to US$2.0
PROGRAM 2007     billion through Export Credit Agencies (ECA's) in foreign
                 financial markets.

                 These amounts are subject to investments and resources approved by Congress in the 2007 Federal Budget.

CAPITAL MARKETS

MASTER TRUST     During the first half of 2007, the Pemex Project Funding Master
                 Trust, a trust registered in Delaware, USA, attracted US$782 million through Export Credit Agencies.

                 During the second quarter of 2007, the Pemex Project Funding
                 Master Trust repurchased in the open market certain of its U.S.
                 dollar-denominated debt securities with maturities between 2008 and 2027, as well as a certain amount of its U.S.
                 dollar-denominated perpetual notes. The total aggregate amount repurchased in this program was equal to US$ 1.1 billion. The purchased notes were cancelled.

----------
(10) Budgeted exchange rate of Ps. 11.20 per dollar

(11) Includes upstream maintenance expenditures.

(12) Idem

PEMEX Financial Results Report as of June 30, 2007.                        21/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

TOTAL DEBT

TOTAL            Total consolidated debt,(13) including accrued interest,
AMOUNT           totaled Ps. 548.8 billion (US$50.8 billion) at June 30, 2007.
                 This figure represents a decrease of 14%, or Ps. 87.0 billion, as compared to the total at June 30, 2006, primarily due to a decrease in long-term debt,

                 - Short-term debt totaled Ps. 71.9 billion (US$6.7 billion), and

                 - long-term debt totaled Ps. 476.9 billion (US$44.2 billion).

NET DEBT Net debt or the difference between total debt and cash equivalents, decreased by Ps. 158.0 billion, from Ps. 534.1 billion at June 30, 2006 to Ps. 376.2 billion (US$36.2 billion) at June 30, 2007.

----------
(13) Total consolidated debt is comprised by documented debt of Petroleos Mexicanos, the pemex Project Funding Master Trust, the Fideicomiso F/163, RepCon Lux, S.A, and PEMEX Finance, Ltd.


PEMEX Financial Results Report as of June 30, 2007,                        22/33

                                 www. pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

                                    TABLE 20

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                            CONSOLIDATED TOTAL DEBT

                                         AS OF JUNE 30,
                          --------------------------------------------
                            2006      2007        CHANGE         2007
                          -------   -------   --------------   -------
                               (PS, MM)                        (US$MM)
TOTAL DEBT                635,740   548,788   -14%   (86,961)   50,839
   Short-term              65,553    71,926    10%     6,372     6,663
   Long-term              570,186   476,863   -16%   (93,324)   44,176
Cash & cash equivalents   101,621   172,624    70%    71,004    15,992
TOTAL NET DEBT            534,119   376,164   -30%  (157,955)   34,847

* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formally Mexican GAAP- issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding.

MATURITY         The following table shows the maturity profile of PEMEX's total
PROFILE          debt:

                                    TABLE 21
       PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                                MATURITY PROFILE

                                        AS OF JUNE 30,
                                      (PS. MM)   US$MM
                                      --------   ------
DOCUMENTED DEBT IN PESOS               110,553   10,242
2007                                    13,167    1,220
Jan 2008 -Jun 2008                         444       41
Jul 2008 -Jun 2009                       4,389      407
Jul 2009-Jun 2010                       26,013    2,410
Jul 2010-Jun 2011                        9,972      924
June 2011 and beyond                    56,577    5,241

DOCUMENTED DEBT IN OTHER CURRENCIES    438,225   40,597

2007                                    36,925    3,421
Jan 2008 - Jun 2008                     21,389    1,981
Jul 2008 - Jun 2009                     48,551    4,498
Jul 2009- Jun 2010                      68,633    6,358
Jul 2010- Jun 2011                      54,295    5,030
June 2011 and beyond                   208,432   19,309
TOTAL DEBT                             548,788   50,839

----------
* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formally Mexican GAAP- issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 3O, 2007.

Note: Numbers may not total due to rounding.


PEMEX Financial Results Report as of June 30, 2007.                        23/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

DURATION         The following table presents average duration of debt:

                                    TABLE 22
        PETROLEOS MEXICANS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                       AVERAGE DURATION OF DEBT EXPOSURE

                      As of June 30,
                 -----------------------
                 2006     2007    Change
                 ----   -------   ------
                        (Years)
U.S. Dollars      3.9     3.8     (0.07)
Mexican pesos     1.9     2.0       0.1
Euros             2.3     3.4       1.0
Japanese yen      2.1     1.6      (0.5)
Total             3.5     3.4      (0.1)

Note: Numbers may not total due to rounding

Interest         PEMEX's policy is to maintain a balance between fixed and
Rate Risk        floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of June 30, 2007, approximately 61% of PEMEX's debt exposure carried fixed interest rates, and the remaining 39% carried floating rates.

Currency         The following table sets forth PEMEX's debt exposure to
and              currency and interest rate risk:
Interest
Rate
Sensitivity

                                    TABLE 23
        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                                  DEBT EXPOSURE
                          (EXCLUDING ACCRUED INTEREST)

                                As of June 30,
                  2006    2007    2006    2007   2006   2007
                 -----   -----   -----   -----   ----   ----
                                  Percentage     At floating
                  By currency    At fixed rate       rate
                 -------------   -------------   -----------
U.S. Dollars      80.2%   78.9%   62.5%   64.2%  37.5%  35.8%
Mexican pesos     19.7%   21.0%   45.2%   47.3%  54.8%  52.7%
Euros            0.002%  0.001%   62.7%  100.0%  37.3%   O.0%
Japanese yen      0.12%   0.08%  100.0%  100.0%   0.0%   O.O%
Total            100.0%  100.0%   59.2%   60.7%  40.8%  39.3%

Note: Numbers may not total due to rounding.


PEMEX Financial Results Report as of June 30, 2007.                        24/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

OTHER RELEVANT TOPICS

UNION CONTRACT   Our relationship with our workers is regulated by the Federal
REVISION         Labor Law and a collective labor contract between PEMEX and the
                 Mexican Republic Petroleum Workers Union. The labor contract is reviewed every two years, although wages are reviewed every year.

                 On July 17, 2007, PEMEX and the Petroleum Workers Union signed the collective work contract for the period from August 1, 2007 to July 31, 2009. The new agreement includes a 4.25% salary increase and a 1.6% increase in benefits. These increases, which are similar to other contract increases in the industrial sector, will go into effect on August 1st, 2007.

COLLABORATION    On July 24, 2007, Pemex-Exploration and Production and British
AGREEMENT        Petroleum (BP) entered into three collaboration agreements. One
WITH BRITISH     has a broad technical-scientific contract, and the other two
PETROLEUM        were specifically for the study of marine technology in deep waters and of air injection in oilfields. The agreements have a term of five years.

                 The agreement for marine technology collaboration will focus on topics related to deep water geology, exploration and the realization of objectives during drilling. A key element in this collaboration will be knowledge transfer from BP. This will allow PEMEX to develop best practices for deep water exploration.

                 The air injection study will analyze the potential of the air injection process replacing nitrogen, carbon dioxide (CO2) or natural gas in fractured oilfields in Mexico for improved hydrocarbon recovery.

CARBON BONDS     In June 2007, PEMEX and Ecosecurities signed letters of intent for the transfer of carbon dioxide emission-reduction
                 certificates.

                 Under this agreement, PEMEX will implement three projects to reduce greenhouse gas emissions by increasing thermal efficiency of the boilers and through a change in the vapor traps in the Salina Cruz and Salamanca refineries. This will allow greenhouse gas emissions to be reduced by more than 140 thousand tons annually.

BICENTENARY      On May 24, 2007, President Felipe Calderon announced the
ECOLOGICAL       Bicentenary Ecological Park project. It will be located at the
PARK             site of the former 18 de Marzo refinery in Mexico City, donated to the country by PEMEX eleven years ago.

                 The park will include an aquarium, a Renewable Energy Museum, green areas, lakes, open air auditoriums, restaurants, service areas, cycling paths, walking paths, children's attractions, sports facilities, nurseries and spaces dedicated to environmental education and culture.


PEMEX Financial Results Report as of June 30, 2007.                        25/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

APPOINTMENTS     In May 2007, following appointments were approved by the Boards of Directors of Pemex-Refining and Pemex-Gas and Basic
                 Petrochemicals, respectively:

                 Pemex-Refining:

                 -    Moises Orozco Garcia, Comercial Deputy Director;

                 - Mario Nieto Garza, Deputy Director in charge of distribution; and

                 -    Isaias Navarro, Deputy Director in charge of Handling and
                      Delivery.

                 Pemex-Petrochemicals:

                 -    Carlos Pani Espinosa, Executive Director of Petrochemical
                      Projects.

TAPPING          During the first half of 2007, security agents of PEMEX
DETECTION IN     detected 148 pipeline taps in different zones of the country,
THE PIPELINE     on the company's distribution system.
SYSTEM
                 -    136 were located in the Pemex-Refining pipeline system,

                 -    9 were in the Pemex-Exploration and Production system, and

                 -    3 in the system of Pemex-Gas and Basic Petrochemicals.

                 The rise in number of detections is due to activities that PEMEX, along with other authorities, is implementing to fight the illegal clandestine market.

INCIDENTS        The following incidents took place during the months through
                 July 2007:

                 -    On June 23, there was a fire in two tanks at the Cadereyta
                      Refinery. No injuries or ecological damage was reported.

                 - On July 5, 2007, strong rain fall affected the Anil-Cuernavaca product pipeline in the Iztapalapa delegation. The pipeline was repaired. Nonetheless, gasoline supply was suspended temporarily to protect the zone's population,

                 - On July 5, 2007, three incidents occurred in the gas pipeline from Valtierrilla, Guanajuato to Guadalajara, Jalisco, which motivated the suspension of gas supply:

                      - One explosion took place in the sectioning valve located in the Salamanca-Valle Santiago road;

                      - Another explosion took place in the valve room of the same gas line in Celaya, Guanajuato; and

                      -    A gas line leak occurred in the community of Puerto.

                 No injuries were reported. Natural gas supply returned to normal levels on July 9.

                 - On July 10, 2007, there was an explosion in the valve room of Queretaro. This affected the following pipelines:

                      -    Mexico-Guadalajara natural gas pipeline;

                      -    Cactus-Guadalajara LPG pipepline; and

                      -    Poza Rica Salamanca pipeline.

                 The fire resulting from the explosion was brought under control and natural gas supply was returned to normal levels on July
                 15.


PEMEX Financial Results Report as of June 30, 2007.                        26/33

                                 www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

ANNEX

                                    TABLE A1

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
              CRUDE OIL PRODUCTION BY SELECTED FIELDS (QUARTERLY)

                                                               2005                    2006              2007
                                                     ----------------------- ----------------------- -----------
                        2000  2001  2002  2003  2004   1Q    2Q    3Q    4Q    1Q    2Q    3Q    4Q    1Q    2Q
                       ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
                                                                (Mbd)
Total                  3,012 3,127 3,177 3,371 3,383 3,316 3,425 3,286 3,306 3,345 3,329 3,247 3,104 3,158 3,166

Northeast Marine
   Region              1,763 1,986 2,152 2,416 2,441 2,375 2,450 2,305 2,300 2,334 2,289 2,174 2,029 2,074 2,111
   Akal and Nohoch
                       1,420 1,673 1,851 2,054 2,079 2,067 2,041 1,905 1,883 1,832 1,797 1,698 1,564 1,529 1,533
   Ku                    205   176   185   197   191   159   213   213   225   244   279   282   272   310   330
   Zaap                   30    26    21    41    57    53    77    75    71    82    76    66    62    89    91
   Maloob                 50    45    35    50    53    38    51    48    50    57    64    50    45    55    64
   Chac                   16    22    17    20    17    10    13    12    12    13    13    12    11    11    11
   Kutz                   --     5     9    13    12    10    14    11    11    12    12    12    12    12    12
   Others                 40    40    32    41    32    37    40    39    48    44    50    56    59    69    70
Southwest Marine         622   554   452   398   388   381   394   390   419   428   454   498   519   522   493
   Region
   Caan                  182   163   133   114   106   102   100    95    94    93    90    86    84    75    69
   Chuc                  140   118   107    99    93    98   103    99   112   111   106   110    99    96    94
   Abkatun               108   103    80    69    54    49    47    41    38    34    31    29    27    27    24
   Taratunich             50    43    39    36    33    27    24    17    19    24    33    39    40    39    35
   Pol                    74    62    42    35    25    19    18    16    14    14    13    13    15    18    17
   Others                 69    64    51    44    75    96   102   122   142   152   181   220   255   268   255
South Region             550   509   498   483   473   479   495   508   504   499   501   491   474   475   472
   Puerto Celba           17    21    38    46    77    77    81    81    70    63    59    52    45    42    41
   Samaria                83    83    71    73    62    60    64    68    69    66    64    64    61    67    63
   Iride                  45    43    43    44    46    48    50    51    52    51    50    46    46    48    42
   Jujo                   61    56    56    51    44    45    52    51    51    54    58    59    55    53    52
   Cunduacan              24    22    21    23    26    28    30    27    25    23    23    21    18    16    15
   Tecominoacan           32    29    27    23    20    20    22    23    25    28    31    30    26    25    24
   Cardenas               23    20    16    14    13    11    14    18    18    19    21    18    15    15    14
   Sen                    30    33    31    21    13    17    18    19    21    22    22    21    21    21    27
   Pijjije                 4     5     9    12    11    10    12    14    14    14    15    15    14    14    14
   Jolole                 20    16    15    12    11     9    10    10     9     9     9     9     8     7     7
   Cactus                 11    12    10    12    11    11     9     9     8     8     9     9     8     9     9
   Bellota                10     9    10     8     9    10     9     9     8     8     8     8     7     7     7
   Chinchorro             10    10     9    10     9     8     8     8     7     7     7     7     8     8     7
   Yagual                  4     4     4     4     6    11    11    13    12    11    10    11    11    11    13
   Rodador                 2     2     3     7     6     5     5     5     6     4     4     5     5     5     5
   Others                174   144   136   122   108   108   101   104   110   111   112   117   123   129   133
 North Region             77    79    75    74    81    81    86    84    83    84    85    84    85    87    89
   Poza Rlca              10    11    10    10    11    10    10    10     9    10    10    10    10    10    10
   Arenque                 6     8     8     9     8    10    10     9     9     8     9     8     8     8     8
   Agua Fria               3     2     2     2     7     6     5     5     6     7     8     8     6     5     4
   Tajin                   2     1     1     3     6     6     3     6     6     6     5     5     5     7     8
   Tamaulipas              8     8     7     5     5     5     5     5     5     5     5     5     5     5     4
   Constitucionos          7     7     6     5     5     5     5     5     5     5     5     5     5     5     5
   Others                 42    41    40    39    39    39    43    43    43    43    43    44    47    48    50

Note: Numbers may not total due to rounding.


PEMEX Financial Results Report as of June 30, 2007.                        27/33

                                 www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

                                    TABLE A2

       PETROLEOA MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
             NATURAL GAS PRODUCTION BY A ELECTED FIELDS (QUARTERLY)

                                                               2005                    2006              2007
                                                     ----------------------- ----------------------- -----------
                        2000  2001  2002  2003  2004   1Q   2Q     3Q   4Q   1Q    2Q    3Q    4Q    1Q    2Q
                       ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
                                                                (MMcfd)
Total                  4,679 4,511 4,423 4,498 4,573 4,640 4,861 4,839 4,928 5,094 5,281 5,478 5,565 5,816 6,033
Northeast Marine
   Region                737   794   831   940   947   918   965   914   915   931   958   923   870   992 1,129
   Akal and Nohoch       543   610   676   750   759   755   745   695   687   687   698   675   634   740   888
   Ku                    133   123    98   111   101    82   106   109   115   127   152   150   137   146   138
   Others                 60    61    57    80    88    81   113   110   113   117   108    99    99   106   103
 Southwest Marine
   Region                820   738   621   581   603   601   654   656   707   750   810   908   953   985   940
   Caan                  278   258   215   206   215   207   216   205   198   196   189   181   176   171   159
   Chuc                  177   148   131   119    95    94   108   117   130   118   113   121   109   107   107
   Taratunich             75    67    65    67    66    54    49    32    37    57    73    87    81    79    75
   Sinan                  --    --    --     1    48    63    80    89    88    94   104   156   136   140   152
   Abkatun                82    78    62    56    47    43    42    33    27    33    31    29    29    29    27
   Uech                   51    45    43    40    37    28    25    22    25    26    28    30    25    23    25
   Others                157   139   104    92    94   109   134   160   203   226   272   304   398   435   395
 SOUTH REGION          1,857 1,743 1,704 1,630 1,495 1,419 1,408 1,398 1,377 1,361 1,318 1,355 1,375 1,365 1,392
   Muspac                216   212   235   215   145   124   116   117   104    92    86    81    78    76    74
   Samaria               113   114    94    99   102    94    89    89    79    78    76    81    76   107   101
   Catedral              134   123   124   128   100    82    75    71    68    66    54    53    49    44    44
   Giraldas               96   102   103    96    89    83    78    69    67    64    61    63    63    60    61
   Copano                 79    86    80    82    78    70    68    64    59    60    55    53    51    50    49
   Cunduacan              64    57    51    55    71    77    90    90    94    99   101    97    92    85    80
   Iride                  68    76    74    77    70    83    92    96   102   109   109   101   106   108   116
   Puerto Ceiba           11    18    24    29    53    52    54    53    47    43    39    35    32    29    29
   Jujo                   82    81    71    58    45    46    53    59    59    64    54    54    57    58    57
   Jose Colomo            63    60    47    37    36    35    35    36    35    32    31    28    29    29    30
   Sen                    86    92    91    64    33    41    45    47    53    56    57    55    55    54    71
   Pijije                 12    14    26    35    32    29    34    41    42    42    42    43    42    42    41
   Luna                  110    89    85    51    32    30    21    25    21    21    20    17    18    18    18
   Tecominoacan           40    37    30    25    31    31    36    33    35    40    41    41    37    28    30
   Saramako               --    --     2    14    28    29    28    25    22    20    19    16    14    11    10
   Cardenas               47    35    31    28    27    26    29    40    38    41    41    38    33    31    25
   Cactus                 21    22    19    25    26    25    23    22    22    20    23    24    19    20    20
   Bellota                26    25    28    27    25    26    26    23    24    23    21    21    19    14    13
   Others                590   501   489   486   472   438   415   401   405   393   388   450   505   502   523
North Region           1,266 1,238 1,268 1,347 1,528 1,703 1,834 1,871 1,930 2,052 2,196 2,292 2,366 2,475 2,572
   Culebra               320   274   219   201   169   182   185   167   153   157   161   171   183   154   160
   Cuitlahuac            122   126   109    91   113   116   115   116   117   121   120   116   112   100   100
   Arcos                 199   175   148   141   104    76    81   101   109   104   101   100    78    69    67
   Cocuite                18    27    45    90   101    84    77    71    65    57    52    55    52    42    41
   Vistoso                --    --    --     8    80   111   118   119   120   120   116   118   113   100    90
   Santa Rosalia           9    24    63    53    63    56    56    58    71    55    48    46    44    48    39
   Corindon               26    40    59    59    50    45    41    36    49    48    49    46    46    43    48
   Arcabuz                93    57    46    33    40    54    67    76    65    71    77    81    79    97    88
   Torreclllas             1     5    21    34    39    36    41    41    43    43    35    38    35    34    34
   Velero                  2     9    13    22    38    50    50    49    51    54    65    73    91   105   112
   Arenque                27    28    29    30    32    31    32    33    31    32    34    34    34    33    33
   Copite                 47    35    33    27    29    28    27    22    26    27    25    25    25    23    22
   Others                402   439   482   557   669   833   945   982 1,030 1,163 1,311 1,390 1,472 1,625 1,736

Note: Numbers may not total due to rounding.


PEMEX Financial Results Report as of June 30, 2007.                        28/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

                                    TABLE A3

        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEET

                                                        AS OF JUNE 30,
                                       -----------------------------------------------
                                          2006        2007         CHANGE        2007
                                       ---------   ---------   -------------   -------
                                             (PS. MM)                          (US$MM)
Current assets                           347,459     398,174    15%   50,715    36,886
   Cash & cash equivalents               101,621     172,624    70%   71,004    15,992
   Accounts receivable                   177,093     151,911   -14%  (25,182)   14,073
   Inventories                            64,122      67,201     5%    3,079     6,225
   Financial derivative instruments        4,624       6,438    39%    1,813       596
Properties and equipment                 690,167     736,712     7%   46,545    68,248
Other assets                             120,070     113,204    -6%   (6,867)   10,487
Total assets                           1,157,696   1,248,090     8%   90,394   115,622
Short-term liabilities                   148,590     182,455    23%   33,865    16,902
   Short-term debt(1)                     65,553      71,926    10%    6,372     6,663
   Suppliers                              29,090      27,459    -6%   (1,632)    2,544
   Accounts payable and accrued
      expenses                            25,202      14,939   -41%  (10,263)    1,384
   Taxes payable                          18,021      51,072   183%   33,051     4,731
   Financial derivative instruments       10,724      17,060    59%    6,336     1,580
Long-term liabilities                  1,019,716     993,336    -3%  (26,380)   92,022
   Long-term debt(2)*                    570,186     476,863   -16%  (93,324)   44,176
   Reserve for retirement payments
      pensions and seniority
      premiums                           417,679     483,448    16%   65,769    44,786
   Other non-current liabilities(3)       31,850      28,713   -10%   (3,137)    2,660
   Deferred taxes                             --       4,312           4,312       399
Total Liabilities                      1,168,306   1,175,791     1%    7,485   108,924
Total equity                             (10,610)     72,299          82,909     6,698
Total liabilities & equity             1,157,696   1,248,090     8%   90,394   115,622

* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- Issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Acordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

(1) Includes maturities shorter than twelve months of documented debt (Petroleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance and RepconLux).

(2) Includes maturities longer than twelve months of documented debt (Petroleos Mexicans, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance And RepconLux).

(3) Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note: Numbers may not total due to rounding.


PEMEX Financial Results Report as of June 30, 2007.                        29/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

                                    Table A4
        PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
                         CONSOLIDATED INCOME STATEMENT

                                         Second quarter (Apr. - Jun.)               Six months ending Jun. 30,
                                 -------------------------------------------   -----------------------------------
                                   2006      2007        Change        2007      2006      2007         Change
                                 -------   -------   -------------   -------   -------   --------   --------------
                                      (Ps. mm)                       (US$mm)        (Ps. mm)
Total sales                      292,616   277,578    -5%  (15,039)   25,714   543,192   512,526     -6%   (30,665)
   Domestic sales                141,564   147,181     4%    5,617    13,635   272,909   278,846      2%     5,937
   Exports                       151,053   130,397   -14%  (20,656)   12,080   270,233   233,680    -14%   (36,603)
Costs and expenses(1)            128,523   129,278     1%      755    11,976   226,041   235,087      4%     9,046
   Cost of sales                 111,473   109,014    -2%   (1,859)   10,155   190,505   197,333      4%     6,829
   Distribution expenses           5,576     6,105     9%      529       566    11,280    11,976      6%       696
   Administrative expenses        11,475    13,559    18%    2,084     1,256    24,256    25,777      6%     1,522
Operating income                 164,093   148,299   -10%  (15,794)   13,738   317,151   277,440    -13%   (39,711)
Comprehensive financing cost      23,274     4,553   -80%  (18,721)      422    27,049    14,737    -46%   (12,312)
Other expenses (revenues)(2)     (22,292)  (32,808)  -47%  (10,517)   (3,039)  (28,939)  (37,200)   -29%    (8,261)
Income before taxes and duties   163,111   176,554     8%   13,444    16,356   319,041   299,903     -6%   (19,138)
Taxes and duties                 151,030   139,483    -8%  (11,546)   12,922   298,914   272,935     -9%   (25,979)
Hydrocarbon duties and other     151,030   139,483    -8%  (11,546)   12,922   298,914   272,935     -9%   (25,979)
Net income (loss)                 12,081    37,071   207%   24,990     3,434    20,127    26,968     34%     6,841

* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- Issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are present Mexican pesos as of June 30, 2007.

(1) Includes the cost of the reserve for retirement payments, pensions and indemnities.

(2) Includes revenues from the Special Tax on Production and Services (IEPS) credit.

Note: Numbers may not total due to rounding.


PEMEX Financial Results Report as of June 30, 2007.                        30/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

                                    TABLE AS
                          CHANGES IN FINANCIAL POSITION
        PETROLEOS MEXICANOS, SUBSIDIARY ENTITLES AND SUBSIDIARY COMPANIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                                          As of June 30,
                                                          ---------------------------------------------
                                                            2006       2007        Change         2007
                                                          --------   -------   --------------   -------
                                                               (Ps. mm)                         (US$mm)
Operating activities
Net Income (loss)                                           20,127    26,968            6,841    2,498
Charges to operations not requiring the use of funds:       66,718    72,111      8%    5,393    6,680
   Depreciation and amortization                            30,800    31,916      4%    1,116    2,957
   Other non-cash flow Items                                35,918    40,195     12%    4,277    3,724
Funds from net income (loss)                                86,845    99,079     14%   12,234    9,179
Changes in working capital:                               (134,126)  (34,559)          99,567   (3,201)
   Accounts, notes receivable and other                    (53,803)  (17,016)          36,787   (1,576)
   Inventories                                             (11,218)   (2,054)   -82%    9,164     (190)
   Intangible asset derived from actuarial
      computation of labor obligations and other assets     (8.618)      340   -104%    8,959       32
   Suppliers                                                (3,291)   (8,484)   158%   (5,193)    (786)
   Other liabilities                                       (57,196)   (7,344)          49,851     (680)
                                                          --------   -------   ----   -------   ------
Funds provided by (used) In operating activities           (47.280)   64,521   -236%  111,801    5,977
                                                          --------   -------   ----   -------   ------
Financing activities                                        73,378   (23,458)  -132%  (96,835)  (2,173)
                                                          --------   -------   ----   -------   ------
Bank loans                                                  38,543     8,673    -77%  (29,870)     803
Securities                                                  31,795        --   -100%  (31,795)      --
Other financing                                             25,702        --          (25,702)      --
Amortization of bank loans                                 (20,553)  (10,785)   -48%    9,768     (999)
Amortization of securities                                  (2,110)  (15,128)   617%  (13,017)  (1,401)
Amortization of other financing                                 --        --               --       --
Other items                                                     --    (6,218)          (6,218)    (576)
Own financing activities                                    (2,634)       48   -102%    2,682        4
                                                          --------   -------   ----   -------   ------
Equity movements                                                --        48               48        4
Minimum guaranteed dividends paid to the Mexican           (15.880)       --   -100%   15,880       --
Government
Other equity movements                                       8.729        --   -100%   (8,729)      --
Other items                                                  4,517        --           (4,517)      --
                                                          --------   -------   ----   -------   ------
Funds provided by (used) In financing activities            70,743   (23,410)  -133%  (94,153)  (2,173)
                                                          --------   -------   ----   -------   ------
Investing activities
Acquisition of property, plants and equipment              (48,214)  (54,483)    13%   (6,269)  (5,047)
Sale of other permanent investments                             --    (3,659)          (3,659)    (339)
Other items                                                     --        --               --       --
                                                          --------   -------   ----   -------   ------
Funds provided by (used) in investing activities           (48,214)  (58,142)          (9,928)  (5,386)
                                                          --------   -------   ----   -------   ------
Net Increase in cash and cash equivalents                  (24,750)  (17,031)   -31%    7,720   (1,578)

Cash and cash equivalents at the beginning of the year     126,371   189,655     50%   63,284   17,569

Cash and cash equivalents at the end of the year           101,621   172,624     70%   71,004   15,992

Funds provided by (used) in operating activities           (47,280)   64,521    236%  111,801    5,977
Funds provided by (used) in investing activities           (48,214)  (58,142)    21%   (9,928)  (5,386)
Free cash-flow**                                           (95,494)    6,379          101,873      591

* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

** Free cashflow is not registered Under NIF but are reconciled to NIF as set forth above.

Note: Numbers may not total due to rounding.

PEMEX Financial Results Report as of June 30, 2007,                        31/33

                                  www.penex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

                                    TABLE A6

       PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
           TOTAL SALES, NET INCOME (LOSS) AND TOTAL ASSETS BY SEGMENT FIGURES IN MILLIONS OF CONSTANT PESOS AS OF JUNE 30, 2007

                                                                                  SUBSIDIARY
                      EXPLORATION                                                  COMPANIES
                          AND                    GAS AND BASIC                        AND      INTERSEGMENT
                       PRODUCTION   REFINING*   PETROCHEMICALS   PETROCHEMICALS    CORPORATE   ELIMINATIONS      TOTAL
                      -----------   ---------   --------------   --------------   ----------   ------------   ----------
SIX MONTHS ENDING
   JUNE, 2007
Total sales              398,044    219,258         111,057          28,054         336,421       (580,307)     512,526
   External clients           --    199,863          68,429          10,555         233,680             --      512,526
   Intersegment          398,044     19,395          42,628          17,500         102,741       (580,307)          --
Operating Income
   (loss)                310,206    (33,316)          7,113          (6,423)            847           (988)     277,440
Net income (loss)         30,802     (8,684)          6,275          (6,719)         32,977        (27,684)      26,968

AS OF JUNE 30, 2007
Assets                 1,164,473    368,169         136,312          70,925       2,227,939     (2,719,727)   1,248,090

SIX MONTHS ENDING
   JUNE 30, 2006
Total sales              439,841    217,315         110,192          13,952         353,319       (591,426)     543,192
   External clients           --    195,052          68,059           9,798         270,282             --      543,192
   Intersegment          439,841     22,262          42,133           4,153          83,037       (591,426)          --
Operating income
   (loss)                350,361    (36,425)          6,704          (7,330)         (3,415)         7,256      317,151
Net income (loss)         32,763    (19,601)          5,990          (9,363)         27,964        (17,626)      20,127

AS OF JUNE 30, 2006
Assets                   939,636    371,988         121,485         120,478       1,813,097     (2,208,989)   1,157,696

* Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding.


PEMEX Financial Results Report as of June 30, 2007.                        32/33

                                  www.pemex.com

PEMEX                              CORPORATE FINANCE OFFICE - INVESTOR RELATIONS

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone:  (52 55) 1944 9700
Voice mail: (52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

Celina Torres                Andres Brugmann
ctorresu@dcf.pemex.com       abrugmann@dcf.pemex.com

Rebeca Gonzalez              Guillermo Regalado
rgonzalez@dcf.pemex.com      gregalado@dcf.pemex.com

Eduardo Ruiz-Healy Alvarez   Paulina Nieto
eruizh@dcf.pemex com         pnietob@dcf.pemex.com

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company Is PMI Comerclo International, S.A. de C.V., its international trading arm.

Amounts in US dollars are translated at the June 30, 2007 exchange rate of Ps.
10.7946 per US dollar.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our:

-    drilling and other exploration activities;

-    import and export activities;

- projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

-    changes in international crude oil and natural gas prices;

-    effects on us from competition;

-    limitations on our access to sources of financing on competitive terms;

-    significant economic or political developments in Mexico;

-    developments affecting the energy sector; and

-    changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed In PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov} and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U. S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and Operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. Q-99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col, Huasteca, Mexico City 11311 or at (52 55) 1944 9700, You can also obtain this Form from the SEC's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com EBITDA and free cash-flow are non-US GAAP measures.


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